Exhibit 10.3

TERM NOTE

$111,990,001.48   Las Vegas, Nevada
                                                                                   August 10, 2006

        FOR VALUE RECEIVED, the undersigned, BOYD GAMING CORPORATION
(the "Obligor") promises to pay to the order of Michael J. Gaughan ("Payee") at 4500
West Tropicana Avenue, Las Vegas, Nevada, 89103, c/o Coast Hotels and Casinos, Inc.,
or at such other place as the holder hereof may designate, in lawful money of the United
States of America and in immediately available funds, the principal sum of One Hundred
Eleven Million Nine Hundred Ninety Thousand One and 48/100 Dollars
($111,990,001.48). The Obligor and Payee are parties to that certain Unit Purchase
Agreement, dated as of July 25, 2006 (as such agreement may be amended, modified or
supplemented from time to time, the "Purchase Agreement"), by and among the Obligor,
Coast Hotels and Casinos, Inc., Silverado South Strip, LLC and Payee. Capitalized terms
used herein without definition have the meanings assigned thereto in the Purchase
Agreement.

        This Term Note is due and payable upon the earlier to occur of (a) the Closing,
and (b) as soon as practicable, and in any event no later than the first Business Day
following any termination of the Purchase Agreement pursuant to Section 8.1 thereof (the
earlier to occur of (a) and (b), the "Maturity Date"). Principal hereunder shall be payable
by the Obligor: (i) if the Closing under the Purchase Agreement occurs, then by
application of the principal amount then outstanding hereunder to the Purchase Price
under and as defined in the Purchase Agreement; or (ii) if the Purchase Agreement is
terminated pursuant to Section 8.1 thereof, then by payment of the principal amount then
outstanding and any interest then owing to the holder hereof.

        From and after the date hereof until the Maturity Date, interest will be payable on
the unpaid principal balance of this Term Note outstanding from time to time until the
principal balance is paid in full, in an amount equal to the amount of any per share
dividend paid, if any, from time to time by Obligor to holders of its common stock during
the term of this Term Note, multiplied by the nearest whole number obtained by dividing
(x) the unpaid principal balance of this Term Note outstanding at the applicable dividend
payment record date by (y) the Per Share Price (as defined in the Purchase Agreement).
Any interest payable hereunder shall be payable by Obligor on the payment date of the
dividends paid by Obligor, if any, which form the basis for the determination of such
interest hereunder.

        The occurrence of any of the following shall constitute an "Event of Default"
under this Term Note:

(a)   the failure to apply or pay any interest within two (2) Business Days of the due date thereof and notice of such default from Payee to Obligor or the failure to apply or pay any principal when due hereunder; or

(b)   any acceleration of the "Obligations" of the Obligor under and as defined in that certain Credit Agreement dated as of May 20, 2004, as such agreement has been and may be amended, modified, supplemented or restated from time to time (the "Credit Agreement") by and among the Obligor, Bank of America, N.A., as administrative agent thereunder, and the lenders party thereto; or

(c)   at any time from and after one (1) Business Day after acceleration of any outstanding Subordinated Indebtedness (as defined in the Credit Agreement) owed by the Obligor which acceleration has not been rescinded unless both (x) payment of such Subordinated Indebtedness is subject to payment blockage pursuant to the subordination provisions of the related indenture, and (y) the Obligor has not made any principal payment on such Subordinated Indebtedness as a result of such acceleration.

Upon the occurrence of any Event of Default described in clause (a) or (b) above, all sums of principal and interest outstanding hereunder shall be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by the Obligor. Upon the occurrence of any Event of Default described in clause (c) above, the holder of this Term Note, at the holder's option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by the Obligor. The Obligor shall pay to the holder immediately the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees, expended or incurred by the holder in connection with the enforcement of the holder's rights and/or the collection of any amounts which become due to the holder under this Term Note, and the prosecution or defense of any action in any way related to this Term Note.

This Term Note shall be governed by and construed in accordance with the laws of the State of Nevada applicable to contracts executed in and to be performed entirely within the State of Nevada.

IN WITNESS WHEREOF, the undersigned has executed this Term Note as of the date first written above.

BOYD GAMING CORPORATION

By:_____
Name:_____
Title:_____

2